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September 16, 2019

CORRESPONDENCE FILING VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Transportation and Leisure

100 F Street, N.E.

Washington, D.C.  20549

Attention:	Anne Parker
Laura Nicholson

Re:	Calyxt, Inc.

Registration Statement on Form S-3

Filed August 16, 2019

File No. 333-233231

Ladies and Gentlemen:

Calyxt, Inc., a Delaware corporation (“Calyxt,” the “Company,” “we,” “our” or “us”), hereby responds to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Commission’s letter dated August 29, 2019 with respect to our Registration Statement on Form S-3, filed on August 16, 2019. We are concurrently filing a revised Registration Statement (the “Amended Registration Statement”) that includes changes in response to the Staff’s comments.

Below are the Company’s responses. For the convenience of the Staff, the Company has repeated each of the Staff’s comments before the corresponding response. Terms used, but not otherwise defined in this response letter, have the meanings assigned to them in the Amended Registration Statement.

Registration Statement on Form S-3 filed August 16, 2019

Description of Capital Stock

1.

We note that your forum selection provision identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action.” Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would

United States Securities and Exchange Commission
September 16, 2019

enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

Response:

In response to the Staff’s comment, the Company has revised the applicable disclosure on page 10 in the Amended Registration Statement.

General

2.

To the extent you intend to rely on General Instruction I.B.6 to Form S-3 for limited primary offerings, please disclose on the prospectus cover page the information called for by Instruction 7 to General Instruction I.B.6. Please also confirm to us your understanding of the size limitations for offerings made under General Instruction I.B.6.

Response:

The Company respectfully advises the Staff that it does not intend to rely on General Instruction I.B.6 to Form S-3 for limited primary offerings. Rather, the Company is eligible to register securities on the Registration Statement pursuant to General Instruction I.B.1 to Form S-3 because the aggregate market value of its voting and non-voting common equity held by non-affiliates, computed by using the price at which the Company’s common stock was last sold as of a date within 60 days prior to the date of filing of the Registration Statement with the Commission, exceeded $75 million. On July 1, 2019 (one such date within 60 days prior to August 16, 2019), the Company had 32,864,600 shares of common stock outstanding, of which 22,828,024 shares were held by affiliates of the Company. In addition, the closing price of the Company’s common stock on the Nasdaq Stock Market on July 1, 2019 was $12.82 per share. Accordingly, the aggregate market value of the Company’s common stock held by non-affiliates, calculated in accordance with General Instruction I.B.1 to Form S-3, was $128,668,904. As such, the Company respectfully advises the Staff that it is eligible to use Form S-3 pursuant to General Instruction I.B.1.

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If you have any questions regarding these matters, please do not hesitate to contact the undersigned at (651) 683-2807.

Very truly yours,

/s/ Debra H. Frimerman

Debra H. Frimerman

General Counsel

cc:James Blome, Chief Executive Officer
William F. Koschak, Chief Financial Officer

Peter E. Devlin, Jones Day